ITEM 7.  EXHIBITS

(c)(ii)




CONTACT:
  Richard Becht
  (716) 655-3800


FOR IMMEDIATE RELEASE


              ACME ELECTRIC ANNOUNCES INCREASED BUYOUT OFFER


     EAST AURORA, NY, May 4, 2000 -- Acme Electric Corporation (NASDAQ:
ACEE) announced today that its Chairman and Chief Executive Officer, Robert
J. McKenna, in alliance with Strategic Investments and Holdings, Inc., has agreed to increase the price it is offering to acquire Acme shares to $8.00 in cash for each share of common stock held. The new price is a 33% increase over the closing price of the stock prior to the announcement of the buyout offer.

     A special committee of independent directors of the Acme Board, formed to consider and respond to the buyout proposal, has unanimously approved acceptance of the increased price.

     Mr. McKenna commented, "The enhancement of our offer is the result of feedback from our major shareholders and represents a significant improvement in valuation. We look forward to shareholder approval, which will allow us to maintain Acme as Buffalo based and become predominantly locally owned."

     The special committee retained Winthrop, Stimson, Putnam & Roberts as legal counsel and Ernst & Young LLP has rendered an opinion that the original offer is fair from a financial point of view, as to the consideration to be received by Acme's shareholders. Closing of the transaction is conditioned upon approval of Acme's shareholders, the availability of the financing necessary to consummate the transactions, and other customary conditions. The transaction is expected to close within the next 60 - 120 days.

     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, NY, with operations in Cuba, NY, Lumberton, NC, Tempe, AZ, and Monterrey, Mexico.

     Buffalo-based Strategic Investments and Holdings, Inc. is a private investment holding company that acquires and grows companies in partnership with operating management. It has invested in over 65 such companies since its inception in 1983.

                                  # # # #